1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2009.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date February 11, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited ("Stock Exchange") take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

CLARIFICATION ANNOUNCEMENT AND
RESUMPTION OF TRADING IN H SHARES

This announcement is made in response to certain reports in the press.

RESUMPTION OF TRADING IN H SHARES

At the request of the Company, trading in the H shares of the Company on the Stock Exchange was suspended with effect from 10:00 a.m. on Tuesday, 10 February 2009 pending the release of this announcement. An application has been made to the Stock Exchange requesting the resumption of trading in the H shares of the Company with effect from 9:30 a.m. on Wednesday, 11 February 2009.

Aluminum Corporation of China Limited (the "Company") has noticed certain reports in the press recently reporting on the job reshuffling of the Company's Chairman, Mr. Xiao Yaqing. The Company states that so far there has been no change in personnel in the board of directors of the Company and the senior management. The Company will timely fulfill its disclosure obligation in strict compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

RESUMPTION OF TRADING IN H SHARES

At the request of the Company, trading in the H shares of the Company on the Stock Exchange was suspended with effect from 10:00 a.m. on Tuesday, 10 February 2009 pending the release of this announcement. An application has been made to the Stock Exchange requesting the resumption of trading in the H shares of the Company with effect from 9:30 a.m. on Wednesday, 11 February 2009.

By order of the Board of Directors
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
11 February 2009

As of the date of this announcement, the members of the board of directors of the Company comprise of Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary